

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 25, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of UBS AG, under the Exchange Act of 1934.

- ETRACS Bloomberg Commodity Index Total Return^{SM} ETN Series B due October 31, 2039

- ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN Series B due December 10, 2043

- ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049

- ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN Series B due October 21, 2049

- ETRACS 2xMonthly Leveraged Wells Fargo® Diversified Business Development Company Index ETN Series B due October 21, 2049

Sincerely,